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SECURI 05037738 ISSION

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE |
| --- |
| 8- 46500 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING  1/1/04 _____ AND ENDING 12/31/04 _____

MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Vision Securities, Inc.

| OFFICIAL USE ONLY |
| --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
| --- |

647 Franklin Ave.

(No. and Street)

Garden City                          NY                          11530

(City)                          (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stewart Kalter                                                    516-294-1400

(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPAs, P.C.

(Name - if *individual, state last, first, middle name*)

485 Underhill Blvd., Ste. 100          Syosset          NY          11791

(Address)                          (City)                          (State)          (Zip Code)

CHECK ONE:

☒  Certified Public Accountant

☐  Public Accountant

☐  Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Stewart Kalter _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Vision Securities, Inc._ _____ , as

of __12/31_____ 20 04 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

HENRY T GOODMAN
Notary Public - State of New York
NO. 01GO5049631
Qualified in Nassau County
My Commission Expires 2/28/__

_Signature_

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (in) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# VISION SECURITIES, INC.

## CONTENTS



# MICELI & KOENIG CPAS, P.C.
### CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

## INDEPENDENT AUDITOR'S REPORT

To the Shareholder and Board of Directors
Vision Securities, Inc.
Garden City, New York

We have audited the accompanying statement of financial condition of Vision Securities, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Vision Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 2, 2005

-1-

# VISION SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2004

## ASSETS

**ASSETS:**

| | |
|---|---:|
| Cash | $76,842 |
| Receivables from brokers, dealers and clearance account | 218,150 |
| Receivables from private placement | 185,500 |
| Property and equipment, at cost, less accumulated depreciation of $219 | 1,354 |
| Other assets | 7,035 |
| **Total Assets** | **$488,881** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**LIABILITIES**

| | |
|---|---:|
| Accounts payable, accrued expenses and other liabilities | 208,962 |
| **Total Liabilities** | **208,962** |

**STOCKHOLDER'S EQUITY:**

| | |
|---|---:|
| Common stock - no par value; 200 shares authorized; 5 shares issued and outstanding | 4,500 |
| Additional paid-in capital | 704,060 |
| Retained deficit | (428,641) |
| **Total Stockholder's Equity** | **279,919** |
| **Total Liabilities and Stockholder's Equity** | **$488,881** |

-2-

The accompanying notes are an integral part of these financial statements.

# VISION SECURITIES, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:

| | |
|---|---:|
| Commissions | $1,990,786 |
| Interest income | 51 |
| | 1,990,837 |

OPERATING EXPENSES:

| | |
|---|---:|
| Salaries, commissions and related expenses | 1,573,829 |
| Clearance and exchange fees | 205,866 |
| Occupancy | 44,409 |
| Communications and data processing | 32,846 |
| Office expenses | 39,573 |
| Travel and entertainment | 60,133 |
| Professional fees | 41,731 |
| Other operating expenses | 78,420 |
| | 2,076,807 |

**NET LOSS**                                                    ($85,970)

**The accompanying notes are an integral part of these financial statements.**

## VISION SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2004

|  | Total | Common Stock | Additional Paid-in Capital | Retained Deficit |
|---|---|---|---|---|
| Balance January 1, 2004 | $97,587 | $4,500 | $436,058 | ($342,971) |
| Capital contribution | 268,002 | -0- | 268,002 | -0- |
| Net loss | (85,970) | -0- | -0- | (85,970) |
| Balance December 31, 2004 | $279,619 | $4,500 | $704,060 | ($428,941) |

**The accompanying notes are an integral part of these financial statements.**

# VISION SECURITIES, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

| | |
|---|---:|
| Net loss | ($85,970) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 154 |
| Increase in receivables from brokers and dealers | (170,737) |
| Increase in receivables from private placement | (185,500) |
| Decrease in other assets | 81,007 |
| Increase in accounts payable, accrued expenses and other liabilities | 150,165 |
| **NET CASH USED IN OPERATING ACTIVITIES** | (210,881) |

CASH FLOWS FROM INVESTING ACTIVITIES:

| | |
|---|---:|
| Payments for property and equipment | (1,250) |

CASH FLOWS FROM FINANCING ACTIVITIES:

| | |
|---|---:|
| Additional paid-in capital | 268,002 |
| Repayment of due to related party | (200) |
| | 267,802 |

| | |
|---|---:|
| NET INCREASE IN CASH | 55,671 |
| CASH, BEGINNING OF YEAR | 21,171 |
| **CASH, END OF YEAR** | **$76,842** |

**The accompanying notes are an integral part of these financial statements.**

## VISION SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENT

### 1 - ORGANIZATION AND BASIS OF PRESENTATION

Vision Securities, Inc. (the "Company") was incorporated in the State of New York in 1993. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"), and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company operated out of four locations: Garden City, New York; Fort Lee, New Jersey; Portland, Oregon; and Herndon, Virginia. The Company merged with Lantern Investments in July 1999.

The Company on May 10, 2001, entered into a branch office agreement with GCG Holdings, Inc. ("GCG").

On February 1, 2002, the issued and outstanding shares of common stock of the Company were sold by Lantern Investments, Inc. to GCG.

### 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

'Property and Equipment (cont'd).

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

| | |
|---|---|
| Office equipment | 5 years |
| Furniture and fixtures | 7 years |

### Securities Transactions

Customer securities transactions are reported on a settlement date basis, while securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

### Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At December 31, 2004, the Company did not have cash or cash equivalent balances at risk.

### Income Taxes

Income tax expense is computed on the pretax income for federal and state tax purposes based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

### Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

VISION SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

## 3 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from the Company's clearing broker as reflected on the statement of financial condition as of December 31, 2004: ·

| | |
|---|---|
| Commissions receivable | $ 188,150 |
| Good faith deposits | 30,000 |
| | **$ 218,150** |

## 4 - RECEIVABLE FROM PRIVATE PLACEMENT AND COMMISSION PAYABLE TO BROKER FROM PRIVATE PLACEMENT

During the year, the Company helped to raise funds for a private placement for which it received a commission.

At December 31, 2004, the Company was due commissions amounting to $185,500 and owed its brokers commissions payable of $92,750 which is payable upon receipt of the underlining receivable.

## 5 - REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had regulatory net capital of $178,780 which was $164,849 in excess of its minimum regulatory net capital requirement of $5,000. The company's net capital ratio was 1.17 to 1.

VISION SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT

## 6 - COMMITMENTS AND CONTINGENCIES

Concentrations of Credit Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts it business.

As of December 31, 2004, there were no significant customer accounts having unsecured debit balances that presented any risk.

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets is represented by a receivable from the Clearing Broker.

Operating Lease

The Company has several month-to-month agreements for its office space. Annual rent amounted to $39,509 for the year ended December 31, 2004.

## 7 - PROVISION FOR INCOME TAXES

There was no provision for income taxes at December 31, 2004, since the Company has available net operating loss carryforwards. The Company's policy was not to book deferred income tax benefits since it was not known if they would be utilized. As a conservative approach, the Company offsets any potential deferred tax benefit with a 100% valuation allowance.

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholder's equity | | $279,919 |
| | | |
| Add: Allowable assets | | |
| Receivable from private placement up to commission payable due upon payment of receivable from private placement | | 92,750 |
| | | |
| Less: Non allowable assets | | |
| Receivable from private placement | 185,500 | |
| Property and equipment | 1,354 | |
| Other assets | 7,035 | |
| | | 193,889 |
| | | |
| **Net capital** | | $178,780 |

## CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED

| | |
|---|---|
| Minimum net capital required 6-2/3% of $208,961 pursuant to Rule 15C3-1 | $13,931 |
| | |
| Minimum dollar net capital requirement of reporting broker/dealer | 5,000 |
| | |
| Minimum net capital requirements of broker/dealer | 5,000 |
| | |
| **EXCESS NET CAPITAL** | $164,849 |
| | |
| EXCESS NET CAPITAL AT 1,000 % | $157,884 |
| | |
| **AGGREGATE INDEBTEDNESS** | $208,962 |
| | |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 1.17 |

**The accompanying notes are an integral part of these financial statements.**

# VISION SECURITIES, INC.
## COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
### FOR THE YEAR ENDED DECEMBER 31, 2004

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

## VISION SECURITIES, INC.
## RECONCILIATION BETWEEN AUDITED AND UNAUDITED
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2004

### ASSETS

| | Audit | Focus Report Unaudited | Difference |
|---|---|---|---|
| **CURRENT ASSETS:** | | | |
| Cash | $ 76,842 | $ 88,576 | (g)$ (11,734) |
| Receivables from brokers, dealers and clearance account | 218,150 | 195,427 | (b) 22,723 |
| Receivables from private placement | 185,500 | 139,411 | (c) 46,089 |
| Property and equipment, at cost, less accumulated depreciation of $219 | 1,354 | 823 | (d) 531 |
| Other assets | 7,035 | 113,951 | (e) (106,916) |
| **Total Assets** | **$ 488,881** | **$ 538,188** | |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | Audit | Focus Report Unaudited | Difference |
|---|---|---|---|
| **LIABILITIES** | | | |
| Accounts payable, accrued expenses and other liabilities | $ 208,962 | $ 163,319 | (f)$ 45,643 |
| **STOCKHOLDER'S EQUITY** | | | |
| Common stock - no par value; 200 shares authorized; 5 shares issued and outstanding | 4,500 | 4,500 | |
| Additional paid-in capital | 704,060 | 704,060 | |
| Retained deficit | (428,641) | (333,692) | (h)(a)$ 94,949 |
| Total Stockholder's Equity | 279,919 | 374,868 | |
| **Total Liabilities and Stockholder's Equity** | **$ 488,881** | **$ 538,187** | |

(a) Audit adjustments for December 31, 2003 inadvertently not posted and recorded by company on its books and records.

(b) Adjustment of net commissions receivable from unsettled trade at 12/31/04 of $2,989; adjustment for cash rebates receivable $2,500; and balance for riskless trade receivable of $17,235.

(c) Adjustment for additional receivable from private placement.

(d) Adjustment for depreciation on equipment of $154 and misclassification of office expense of $750.

(e) Adjustment for draw broker to commission expense of $150,162 and misclassification of security deposit of $2,033.

(f) Adjustment for various accruals not recorded by broker on focus report.

(g) Adjustment for recording $11,734 negative balance in error account at the clearing house.

(h) Summary of difference listed above.

# VISION SECURITIES, INC.
## RECONCILIATION OF COMPUTATION OF NET CAPITAL
## WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
## AS OF DECEMBER 31, 2004

Net capital as reported on the Focus Report, Part IIA                     $ 189,683

Adjustments                                                                  10,903

Net capital as adjusted and as reported per audited
financial statements                                                     $ 178,780

The difference between the auditors' net capital and the net capital reported by the broker is primarily a revision of estimates that were used to file the original Form X-17a-5(a) due to required filing deadlines. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Vision Securities, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

**MICELI & KOENIG CPAS, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Vision Securities, Inc.
Garden City, New York

In planning and performing our audit of the financial statements and supplemental schedules of Vision Securities, Inc. ("The Company") for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

-14-

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 2, 2005

-15-

VISION SECURITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2004